EXHIBIT 99.1

Unaudited Condensed Interim Consolidated Financial Statements

For the nine and three months ended March 31, 2022, and 2021

Expressed in US Dollars

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in US Dollars)

	As at	As at
	March 31,	June 30,
	2022	2021

Assets
Current Assets:
Cash and cash equivalents	$12,670,101	$22,437,086
Amounts receivable (note 17)	52,199	92,370
Prepaid expenses (note 17)	59,150	52,974
Total Current Assets	12,781,450	22,582,430
Property, plant, and equipment (note 7)	14,313,977	4,337,161
Total Assets	$27,095,427	$26,919,591

Liabilities
Current Liabilities:
Accounts payable (note 17)	299,557	383,428
Accrued liabilities (note 17)	130,532	221,692
Current portion of lease obligations (note 9)	51,504	5,845
Fair value of warrant derivative financial liabilities (note 11)	54,029,615	45,380,933
Provisions (note 12)	755,220	738,022
Total Current Liabilities	55,266,428	46,729,920
Royalty obligation (note 10)	7,392,962	6,330,721
Lease obligations (note 9)	295,947	5,254
Total Liabilities	62,955,337	53,065,895

Shareholders’ Equity (Deficit)
Share capital (note 13)	124,374,037	120,491,932
Accumulated deficit	(160,482,045)	(146,893,550)
Accumulated other comprehensive income	248,098	255,314
Total Shareholders’ Equity (Deficit)	(35,859,910)	(26,146,304)

Total Liabilities and Shareholders’ Equity (Deficit)	$27,095,427	$26,919,591

Nature of operations (note 1)
Basis of presentation (note 2)
Mine development property (note 5)
Exploration and evaluation properties (note 6)
Subsequent events (note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss (Expressed in US Dollars, except share and per share amounts)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2022	2021	2022	2021
Revenues	$-	$-	$-	$-

Expenses and other income
Mine development expenses (notes 5 and 16)	(73,830)	124,782	25,779	17,586
Exploration and evaluation expenses (notes 6 and 16)	107,966	52,365	14,558	5,162
General and administrative expenses (note 16 and 17)	1,478,526	923,918	602,987	357,069
Share-based compensation (note 17)	156,658	3,793,104	(141,519)	3,772,435
Amortization of plant and equipment (note 7)	20,810	4,847	12,268	1,804
Lease finance costs (note 9)	766	1,051	222	321
Foreign currency translation (gain) loss	(331)	(35,646)	63,042	(4,423)
Interest (income)	(134)	-	(43)	-
Interest expense	32	145	-	-
Sub-total before other items	1,690,463	4,864,566	577,294	4,149,954
Change in value of royalty obligation (note 10)	400,299	-	269,972	-
Change in value of warrant liability (note 11)	11,546,205	9,676,360	3,915,292	8,560,319
Change in value of production obligation (note 12)	(48,472)	-	(48,472)	-
Net loss for the period	(13,588,495)	(14,540,926)	(4,714,086)	(12,710,273)

Other comprehensive income
Items that will be reclassified subsequently to net loss
Translation adjustment for foreign operations	(7,216)	(207)	62,587	1,617
Net loss and comprehensive loss for the period	$(13,595,711)	$(14,541,133)	$(4,651,499)	$(12,708,656)

Weighted-average common shares (basic and diluted)	98,865,631	60,720,282	99,398,892	62,607,331
Net loss per common shares (basic and diluted)	$(0.14)	$(0.24)	$(0.05)	$(0.20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit) (Expressed in US Dollars, except share amounts)

				Accumulated Other
	Common Shares Outstanding	Share Capital	Accumulated Deficit	Comprehensive Income	Total (Deficit) Equity
	#	$	$	$	$
Balance as at June 30, 2020	53,649,481	103,901,775	(104,933,066)	120,675	(910,616)
Private placement of common shares	18,157,879	7,560,571	-	-	7,560,571
Cost of issue of private placement of common shares	-	(31,416)	-	-	(31,416)
Reclassification as warrant liability	-	(539,536)	-	-	(539,536)
Shares issued on exercise of stock options	802,174	560,406	-	-	560,406
Restricted share units expensed over vesting period	-	468,844	-	-	468,844
Shares issued on exercise of warrants	253,719	167,471	-	-	167,471
Shares issued on conversion of restricted share units	517,443	-	-	-	-
Stock options granted under long-term incentive plan	-	3,324,260	-	-	3,324,260
Net loss for the period	-	-	(14,540,926)	-	(14,540,926)
Cumulative translation adjustment	-	-	-	(207)	(207)
Balance as at March 31, 2021	73,380,696	115,412,375	(119,473,992)	120,468	(3,941,149)
Private placement of common shares	23,214,286	12,416,000	-	-	12,416,000
Cost of issue of common shares	-	(82,030)	-	-	(82,030)
Reclassification of equity to warrant liability	-	(12,382,325)	-	-	(12,382,325)
Reclassification of warrant liability to equity on exercise of warrants	-	4,236,116	-	-	4,236,116
Shares issued on exercise of warrants	1,589,278	940,729	-	-	940,729
Stock options granted under long-term incentive plan	-	(546,857)	-	-	(546,857)
Restricted share units expensed over vesting period	-	497,924	-	-	497,924
Net loss for the period	-	-	(27,419,558)	-	(27,419,558)
Cumulative translation adjustment	-	-	-	134,846	134,846
Balance as at June 30, 2021	98,184,260	120,491,932	(146,893,550)	255,314	(26,146,304)
Reclassification of warrant liability to equity on exercise of warrants	-	2,897,523	-	-	2,897,523
Shares issued on exercise of warrants	1,434,735	898,114	-	-	898,114
Restricted share units expensed over vesting period	-	156,658	-	-	156,658
Shares issued on conversion of restricted share units	123,518	(70,190)	-	-	(70,190)
Net loss for the period	-	-	(13,588,495)	-	(13,588,495)
Cumulative translation adjustment	-	-	-	(7,216)	(7,216)
Balance as at March 31, 2022	99,742,513	124,374,037	(160,482,045)	248,098	(35,859,910)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

NextSource Materials Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows (Expressed in US Dollars)

	Nine months ended	Nine months ended
	March 31,	March 31,
	2022	2021

Operating activities
Net loss for the period	$(13,588,495)	$(14,540,926)
Add (deduct) items not affecting cash:
Amortization of plant and equipment	20,810	4,847
Change in value of lease obligations	582	1,506
Change in value of royalty obligation	400,299	-
Change in value of warrant derivative liability	11,546,205	9,676,360
Change in value of production obligation	(48,472)	-
Share-based compensation settled with shares	86,468	3,793,104
Subtotal	(1,582,603)	(1,065,109)

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	33,995	(56,700)
Increase (decrease) in accounts payable and accrued liabilities	(175,031)	(185,010)
Increase (decrease) in provision	(5,120)	138
Increase (decrease) in share subscriptions received in advance	-	(68,411)
Net cash used in operating activities	(1,728,759)	(1,375,092)

Investing activities
Additions to property, plant and equipment	(8,875,845)	(3,765)
Net cash used in investing activities	(8,875,845)	(3,765)

Financing activities
Proceeds from issuance of common shares	-	7,560,571
Exercise of stock options	-	560,406
Exercise of warrants	898,114	167,471
Common share issue costs	-	(31,416)
Lease liability principal payments	(53,279)	(6,367)
Short term debt	-	(22,115)
Net cash provided by financing activities	844,835	8,228,550

Effect of exchange rate changes on cash and cash equivalents	(7,216)	(207)
Net increase (decrease) in cash and cash equivalents during the period	(9,766,985)	6,849,486
Cash and cash equivalents, beginning of period	22,437,086	222,305
Cash and cash equivalents, end of period	$12,670,101	$7,071,791

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

1. Nature of Operations

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

NextSource is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals. On February 15, 2019, the Company obtained a mining permit for its Molo Graphite Mine. On February 8, 2021, the Company announced a binding financing package totaling $29.5 million for the construction of Phase 1 of the Molo Graphite Mine. On March 29, 2021, the Company announced the initiation of the construction process for Phase 1 of the Molo Graphite Mine with a production capacity of 17,000 tpa of high-quality SuperFlake® graphite concentrate. Completion of construction and commissioning is now expected in calendar Q3 2022 followed by a ramp up period of up to three months to achieve nameplate capacity.

On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tpa. The Company has initiated a front-end engineering design (FEED) study and Feasibility Study for the proposed Phase 2 expansion that was considered in the PEA. The Feasibility Study is expected to be completed by December 2022. The Company will then study the results of the Feasibility Study prior to making a construction decision.

The Company is also committed to the construction of battery anode facilities (“BAF”), which are value-added processing facilities that convert flake graphite into spheronized and purified graphite (“SPG”) and coated spheronized graphite (“CSPG”). The CSPG is typically sold to battery manufacturers that roll it to form an anode, which is then assembled with the cathode and other components into a finished lithium-ion battery. On April 12, 2021, the Company announced a binding partnership agreement for the construction of a BAF capable of converting flake graphite into SPG and CSPG using the partner’s proven processing technology. The Company is in the process of completing a technical and economic study for the first BAF plant.

The Company also owns the Green Giant Vanadium Project, located in Madagascar, which is at the exploration stage.

The Company has not previously operated any mines and has not completed the construction of any mines. No commercial revenue has been generated from any mineral resources. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) on May 16, 2022.

2. Basis of Presentation

Statement of compliance with IFRS

These condensed interim consolidated financial statements have been prepared in accordance and comply with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the disclosures required by IFRS for annual audited consolidated financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2021 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form/Form 20-F for the year ended June 30, 2021, which were prepared in accordance with IFRS.

In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2022 and June 30, 2021 and the results of operations and cash flows for the nine and three months ended March 31, 2022 and 2021.

Operating results for the nine and three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2022.

Basis of measurement

The accompanying condensed interim consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business, under the historical cost basis except for certain financial instruments that are measured at fair value, as explained in the accounting policies below.

6

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

2. Basis of Presentation (continued)

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As of March 31, 2022, the Company had cash and cash equivalents of $12,670,101 (June 30, 2021: $22,437,086) and will receive a further royalty advance of $3,000,000 on or around June 30, 2022, and approximately $628,178 from the exercise of warrants expiring on July 2, 2022, which together is expected to be sufficient to complete construction of Phase 1 of the Molo Graphite Mine and related working capital, but the Company will require additional funding to cover general and administrative costs, technical studies, and general working capital over the next 12 months.

As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is not dependent on management's ability to secure additional financing. These condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed interim consolidated financial statements.

Basis of consolidation

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company. MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary. MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. GRAMAU owns 100% of ERG (Madagascar) SARLU (“ERGMAD”), a Madagascar subsidiary.

These condensed interim consolidated financial statements include the financial position, results of operations and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

3. Accounting policies

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as disclosed in Note 3 to the Company’s audited consolidated financial statements for the year ended June 30, 2021.

Recently Issued Accounting Pronouncements

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of operations and comprehensive loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the condensed interim consolidated financial statements in which the Company first applies the amendments. The Company is evaluating the extent of the impact of the amendments on its financial statements.

4. Significant judgments, estimates and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the condensed interim consolidated financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments, and assumptions. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis. The areas involving significant judgments, estimates and assumptions have been detailed in Note 4 to the Company’s audited consolidated financial statements for the year ended June 30, 2021.

7

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

3. Accounting policies (continued)

Uncertainty due to the Covid-19 Pandemic

The impact of COVID-19 on the Company has been limited since it does not have any active exploration programs and construction activities related to the Molo Graphite Mine have mainly focused on overseas assembly and factory acceptance testing of the processing plant equipment by our EPC contractor. Certain of our directors, officers, employees, consultants, and contractors have been indirectly impacted by intermittent lockdowns imposed in Canada, Madagascar, Mauritius and in South Africa.

The Company has tried to incorporate the impacts of COVID-19 outbreaks and intermittent lockdowns into the development plans for the Molo Graphite Mine. Notwithstanding, intermittent lockdowns have the potential to cause unforeseen delays in the plant delivery and installation and commissioning schedule, as well as in the civil works and infrastructure construction schedule. It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreaks or predict the effects on the Company’s business or results of operations.

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company’s valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral reserves and mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

5. Mine Development

Molo Graphite Mine, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. Pursuant to the JVA, the Company paid $2,261,690 and issued 750,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”). Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 250,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 350,000 common share purchase warrants, which were valued at $320,950 using Black‑Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015, upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 100,000 common shares, which were valued at $100,000. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production (the “Commercial Production Fee”). Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy upon the mine achieving commercial production in return for a further payment to Malagasy.

On February 15, 2019, the Company received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume. On April 11, 2019, the Company also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue Resources Limited (“Vision Blue”) to provide a financing package (the “Financing Package”) for total gross proceeds of $29.5 million for the construction of Phase 1 of the Molo Graphite Mine. Vision Blue was granted a right of first refusal to finance the Phase 2 expansion of the Molo Graphite Mine. The Financing Package consisted of an initial private placement of $6.0 million that was completed on March 15, 2021, a second private placement for $12.5 million that was completed on May 19, 2021, and a $11 million royalty financing agreement.

On March 29, 2021, the Company announced the initiation of the construction process for Phase 1 of the Molo Graphite Mine with a production capacity of 17,000 tpa of high-quality SuperFlake® graphite concentrate and began capitalizing development costs.

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NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

5. Mine Development (continued)

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment.

On June 28, 2021, the Company received the royalty funding from Vision Blue consisting of $8.0 million (less a $1.5 million royalty financing fee) and will receive a further $3.0 million upon achieving 80% of capital expenditures related to the construction of the mine, which is now expected to be reached on or around June 30, 2022. In return for the royalty funding, the Company will pay to Vision Blue the greater of: (i) $1.65 million per annum or (ii) 3% of the gross revenues from SuperFlake® concentrate sales (the “GSR”). Once Vision Blue has received a cumulative royalty payment of $16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company’s SuperFlake® sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of $20 million. The Company may delay the first-year minimum repayments, which will become subject to accrued interest of 15% per annum.

On December 14, 2021, the Company announced the offshore fabrication and assembly of the processing plant had been completed.

On January 11, 2022, the Company announced the completion of factory acceptance testing and that preparations for the transport to the mine site had been initiated.

On April 27, 2022, the Company filed a Phase 2 PEA Technical Study that considers an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tonnes per annum of graphite concentrate over a 26-year life of mine.  The PEA assumes the Phase 2 processing plant is built adjacent to the Phase 1 processing plant currently under construction.

On April 28, 2022, the Company announced the construction team was setup at the Molo Graphite Mine site in Madagascar and civil and earthworks have been initiated in preparation for the delivery and installation of the processing plant.  The processing plant is expected to be delivered to the mine site in calendar Q2 2022, followed by installation and commissioning in calendar Q3 2022.

On April 28, 2022, the Company announced the initiation of a front-end engineering design (FEED) study and Feasibility Study for the proposed Phase 2 expansion of 150,000 tpa of graphite concentrate that was considered in the PEA. The Feasibility Study is expected to be completed by December 2022. The Company will then study the results of the Feasibility Study prior to making a construction decision.

6. Exploration and Evaluation Properties

As of March 31, 2022, the Company has not capitalized any acquisition, exploration, and evaluation costs for its exploration-stage properties.

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 250,000 common shares and issued 100,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

As part of Financing Package announced on February 8, 2021, Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

Sagar Project, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000. Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of March 31, 2022, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.The Company does not have any immediate plans to complete any further exploration on this property.

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NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

7. Property, Plant and Equipment

As of March 31, 2022, property, plant, and equipment was $14,313,977 (June 30, 2021: $4,337,161). During the nine months ended March 31, 2022, the Company capitalized additions of $9,997,626 (year ended June 30, 2021: 4,325,642) and amortized $20,810 (year ended June 30, 2021: $6,592). The Mining Property additions of $70,790 consist of production obligation accretion. The Assets Under Construction additions of $9,329,345 include royalty accretion of $661,942. The Right of Use Assets additions of $389,049 consist of the recognition of the Molo property lease obligation right of use asset.

	Mining	Assets Under	Right of Use	Equipment &
	Property	Construction	Assets	Vehicles	Total
	$	$	$	$	$
As at June 30, 2020	-	-	18,111	-	18,111
Additions	708,514	3,611,890	-	5,238	4,325,642
Disposals	-	-	-	-	-
Amortization	-	-	(6,037)	(555)	(6,592)
As at June 30, 2021	708,514	3,611,890	12,074	4,683	4,337,161
Additions	70,790	9,329,345	389,049	208,442	9,997,626
Disposals	-	-	-	-	-
Amortization	-	-	(4,495)	(16,315)	(20,810)
As at March 31, 2022	779,304	12,941,235	396,628	196,810	14,313,977

Cost	708,514	3,611,890	24,165	5,238	4,349,807
Accumulated amortization	-	-	(12,091)	(555)	(12,646)
As at June 30, 2021	708,514	3,611,890	12,074	4,683	4,337,161

Cost	779,304	12,941,235	413,214	213,680	14,347,433
Accumulated amortization	-	-	(16,586)	(16,870)	(33,456)
As at March 31, 2022	779,304	12,941,235	396,628	196,810	14,313,977

8. Short-Term Debt

The Company had a Canada Emergency Business Account (CEBA), which had a loan forgiveness provisions whereby 25% of the loan principal would be forgiven if 75% of the loan principal was repaid prior to December 31, 2022. The Company had previously withdrawn CAD$40,000 and repaid CAD$30,000 of loan principal, thereby recognizing a CAD$10,000 provision for loan forgiveness resulting in a carrying balance of $nil on June 30, 2021.

On January 28, 2022, the Company received confirmation the CAD$10,000 forgiveness had been received and the CEBA was closed.

10

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

9. Lease obligations

Upon the Company’s adoption of IFRS 16 on July 1, 2019, the Company recognized a right of use asset and lease obligations of $24,164 related to the long-term lease of the exploration camp in Fotadrevo, Madagascar. As of March 31, 2022, the exploration camp lease had a remaining term of 15 months.

On March 31, 2022, the Company recognized a right of use asset and lease obligations of $389,049 related to the long-term emphyteutic property lease for the Molo mining property, which is payable to the Government of Madagascar. As of March 31, 2022, the property lease had a remaining term of 50 years.

The following table sets out the carrying amounts of lease obligations for right of use assets that are included in the consolidated statement of financial position and the movements between the reporting periods:

	Camp Lease	Property Lease	Total Obligations
	$	$	$
As at June 30, 2020	16,018	-	16,018
Additions	-	-	-
Lease payments	(6,367)	-	(6,367)
Finance costs	1,317	-	1,317
Foreign exchange adjustments	131	-	131
As at June 30, 2021	11,099	-	11,099
Additions	-	389,049	389,049
Lease payments	(6,027)	(47,252)	(53,279)
Finance costs	766	-	766
Foreign exchange adjustments	(184)	-	(184)
As at March 31, 2022	5,654	341,797	347,451

The following table sets out the lease obligations included in the condensed interim consolidated statements of financial position:

	Camp Lease	Property Lease	Total Obligations
	$	$	$
Current portion of lease obligations	4,252	47,252	51,504
Long-term lease obligations	1,402	294,545	295,947
As at March 31, 2022	5,654	341,797	347,451

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Camp Lease	Property Lease	Total Obligations
	$	$	$
Within 12 months	4,528	47,252	51,780
Between 13 and 24 months	1,510	47,252	48,762
Between 25 and 36 months	-	47,252	47,252
Between 37 and 48 months	-	47,252	47,252
Between 49 and 60 months	-	47,252	47,252
Over 60 months	-	2,079,088	2,079,088
Total undiscounted lease obligations	6,038	2,315,348	2,321,386

Low value and short-term leases

Leases of low value assets, short term leases of 12 months or less, and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation.  During the nine and three months ended March 31, 2022, the Company recognized short-term rent expenses of $6,597 (2021: $14,880) and $nil (2021: $5,105) in the condensed interim consolidated statements of operations and comprehensive loss.

11

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

10. Royalty obligation

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue, a private investment company created and led by Sir Mick Davis, who subsequently was appointed as Chair of the Board of Directors of the Company, to provide a Financing Package for total gross proceeds of $29.5 million consisting of private placements and a royalty financing agreement. As part of the royalty financing agreement:

•

On June 28, 2021, the Company received $8.0 million, less a $1.5 million royalty financing fee, for net proceeds of $6.5 million. The Company will receive a further $3.0 million upon achieving 80% of capital expenditures related to the construction of the mine, which is now expected to be reached on or around June 30, 2022.

•

The Company will pay to Vision Blue the greater of: (i) $1.65 million per annum or (ii) 3% of the gross revenues from SuperFlake® concentrate sales (the “GSR”). Once Vision Blue has received a cumulative royalty payment of $16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company’s graphite concentrate sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of $20 million. The Company may delay each of the minimum payments by 12 months, which will become subject to accrued interest of 15% per annum.

•

Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

On June 30, 2021, the Company recognized a royalty obligation at its fair value of $6.5 million, which is equal to the present value using an effective discount rate of 13.8% of (1) the $3.0 million that will be received upon achieving 80% of capital expenditures, (2) the minimum royalty payments, (3) the accrued interest on minimum royalty payment deferrals of 12 months each, and (4) the perpetual 3% royalty on the estimated revenues of the remaining 30-year life of mine for Phase 1.  The discount rate was determined at recognition by calculating the internal rate of return (IRR) of the expected cash flows.  The carrying value of the royalty obligation is remeasured at each reporting period based on the revised expected future cash flows using the original discount rate under the amortized cost method.  At recognition, a total of $169,279 of capitalized legal fees was netted against the royalty obligation resulting in a carrying value of $6,330,721.  The capitalized legal fees will be recognized through profit and loss as accretion.

During the nine months ended March 31, 2022, the royalty obligation was increased by accretion of $661,942 (2021: $Nil), which was capitalized as Assets Under Construction under property, plant, and equipment.  As of March 31, 2022, the royalty obligation was remeasured at $7,392,962 (June 30, 2021: $6,500,000) resulting in a change in valuation of $400,299 (2021: $Nil).

Total
$
As at June 30, 2020	-
Recognition of royalty obligation	6,330,721
As at June 30, 2021	6,330,721
Accretion of royalty obligation	661,942
Remeasurement of royalty obligation through profit & loss	400,299
As at March 31, 2022	7,392,962

 Future undiscounted minimum royalty payments including accrued interest on deferrals are set out in the following table:

Total
$
Within 12 months	-
Between 13 and 24 months	1,897,500
Between 25 and 36 months	1,897,500
Between 37 and 48 months	1,897,500
Between 49 and 60 months	1,897,500
Thereafter	11,385,000
Total undiscounted minimum payments and interest	18,975,000

12

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

11. Warrant Derivative Liabilities

Warrants issued in a currency other than the Company’s functional currency are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants is measured on the issue date as a financial liability using the Black-Scholes option valuation model. The fair value of any exercised warrants is remeasured on the exercise date through shareholder’s equity and the fair value of outstanding warrants is remeasured at each reporting period through profit and loss until the expiration or exercise of the warrants.

During the nine months ended March 31, 2022, the Company reclassified $2,897,523 to equity on the exercise of warrants and remeasured the derivative liabilities on the reporting date resulting in a change in fair value of $11,546,205 through profit and loss.

Warrant Liability
$
As at June 30, 2020	208,768
Recognition of derivative liability	56,216,388
Reclassification to equity on exercise of warrants	(4,236,117)
Change in fair value through profit and loss	(6,808,106)
As at June 30, 2021	45,380,933
Reclassification to equity on exercise of warrants	(2,897,523)
Change in fair value through profit and loss	11,546,205
As at March 31, 2022	54,029,615

Warrants expiring October 25, 2021

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring October 25, 2021	Warrant Liability
$
As of June 30, 2020	201,687
Reclassification to equity on exercise of warrants	(1,373,246)
Change in fair value through profit and loss	2,278,285
As of June 30, 2021	1,106,726
Reclassification to equity on exercise of warrants	(1,248,478)
Change in fair value through profit and loss	141,752
As of March 31, 2022	-

Warrants expiring July 2, 2022

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring July 2, 2022		Warrant Liability
		$
As of June 30, 2020		-
Recognition on July 2, 2020 (issue date)		421,861
Reclassification to equity on exercise of warrants		(2,862,871)
Change in fair value through profit and loss		5,773,919
As of June 30, 2021		3,332,909
Reclassification to equity on exercise of warrants		(1,649,045)
Change in fair value through profit and loss		1,343,540
Share price on measurement date	(CAD $3.66) USD $2.93
Exercise price	(CAD $0.65) USD $0.52
Risk free rate	0.58%
Expected volatility	64%
Expected dividend yield	Nil
Expected life (in years)	0.25
As of March 31, 2022		3,027,404

13

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

11. Warrant Derivative Liabilities (continued)

Warrants expiring May 19, 2023

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Warrants Expiring May 19, 2023		Warrant Liability
		$
As of June 30, 2020		-
Recognition on May 19, 2021 (issue date)		55,794,527
Reclassification to equity on exercise of warrants		-
Change in fair value through profit and loss		(14,853,229)
As of June 30, 2021		40,941,298
Reclassification to equity on exercise of warrants		-
Change in fair value through profit and loss		10,060,913
Share price on measurement date	(CAD $3.66) USD $2.93
Exercise price	(CAD $1.00) USD $0.80
Risk free rate	2.12%
Expected volatility	88%
Expected dividend yield	Nil
Expected life (in years)	1.13
As of March 31, 2022		51,002,211

12. Provisions

Commercial production provision

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of CAD$1,000,000 (approximately $791,192) will be due within five days of the commencement of commercial production (the “Commercial Production Fee”). On June 30, 2021, the Company recognized a provision of $708,514 using a 13.8% discount rate based on the expected settlement of the Commercial Production Fee on or around June 30, 2022. The provision was recorded at amortized cost and was capitalized as Property under Property, Plant and Equipment.

During the nine months ended March 31, 2022, the provision was increased by accretion of $70,790 (2021: $Nil) that was capitalized as Property, and it was further determined the settlement would not occur until December 31, 2022, which resulted in a remeasurement gain of $48,472 that was recognized through profit and loss.  On March 31, 2022, the provision was remeasured at $725,948 (June 30, 2021: $708,514) due to changes in foreign exchange that were recognized through profit and loss.

Flow-through provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014, as per the provisions of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013.  As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall.  During the year ended June 30, 2021, based on the limited amount of completed settlements the Company revised the provision downward to $29,508.

As of March 31, 2022, the provision was remeasured at $29,272 (June 30, 2021: $29,508) due to changes in foreign exchange that were recognized through profit and loss.

14

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

13. Share Capital

The Company’s common shares have no par value, and the authorized share capital is composed of an unlimited number of common shares. On May 20, 2021, the Company gave effect to a 1 for 10 consolidation of its common shares and all outstanding warrants, stock options and restricted share units. All of the per share amounts in these consolidated financial statements have been restated to give effect to the share consolidation on a retroactive basis.

As of March 31, 2022, the Company had 99,742,513 common shares issued and outstanding (June 30, 2021: 98,184,260).

Shares issued during the nine months ended March 31, 2022:

(a)	On September 23, 2021, a total of 211,112 warrants priced at CAD$0.90 were exercised into 211,112 common shares for gross proceeds of $150,588.

(b)	On October 5, 2021, a total of 54,616 warrants priced at CAD$0.65 and 206,667 warrants priced at CAD$0.90 were exercised into 261,283 common shares for gross proceeds of $175,077.

(c)	On October 20, 2021, a total of 155,556 warrants priced at CAD$0.90 were exercised into 155,556 common shares for gross proceeds of $113,110.

(d)	On October 22, 2021, a total of 214,445 warrants priced at CAD$0.90 were exercised into 214,445 common shares for gross proceeds of $156,129.

(e)	On November 23, 2021, a total of 100,000 warrants priced at CAD$0.65 were exercised into 100,000 common shares for gross proceeds of $51,407.

(f)	On December 16, 2021, a total of 123,518 RSUs were converted into common shares.

(g)	On March 2, 2022, a total of 461,539 warrants priced at CAD$0.65 were exercised into 461,539 common shares for gross proceeds of $235,804.

(h)	On March 30, 2022, a total of 30,800 warrants priced at CAD$0.65 were exercised into 30,800 common shares for gross proceeds of $15,998.

14. Warrants

The Company issued common share purchase warrants as part of equity private placements. The fair value of warrants is determined using the Black-Scholes option valuation model based on the market price, the exercise price, compound risk free interest rate, annualized volatility, and number of periods until expiration. Depending on the nature of the warrants, the fair value may be classified as equity or as a derivative financial liability settled through profit and loss. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of March 31, 2022, the Company had 24,469,387 common share purchase warrants outstanding (June 30, 2021: 25,904,122) with a weighted average expiration of 1.09 years (June 30, 2021: 1.77 years), which are exercisable into 24,469,387 (June 30, 2021: 25,904,122) common shares at a weighted average exercise price of USD$0.78 (June 30, 2021: USD$0.78). All outstanding warrants vested on their respective issue dates.

			As at				As at
Issued	Expiration	Exercise	June 30,				March 31,
Date	Date	Price	2021	Issued	Cancelled	Exercised	2022
October 25, 2019	October 25, 2021	CAD $0.90	787,780	-	-	(787,780)	-
July 2, 2020	July 2, 2022	CAD $0.65	1,902,056	-	-	(646,955)	1,255,101
May 19, 2021	May 19, 2023	CAD $1.00	23,214,286	-	-	-	23,214,286
Totals			25,904,122	-	-	(1,434,735)	24,469,387

15

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

15. Long term incentive plan

The Company’s long term incentive plan (the “LTIP plan”) is restricted to a maximum of 10% of the issued and outstanding common shares. Under the LTIP plan, the Company may grant securities-based incentives including stock options and restricted share units (“RSUs”) to directors, officers, employees, and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

Stock Options

The Company determined the fair value of stock options using the Black-Scholes option valuation model, which has several inputs including the market price, the exercise price, compound risk free interest rate, annualized volatility, and the number of periods until expiration.  The fair value is recorded in equity and expensed through profit and loss over the vesting period.  Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to, or on, its expiration date.

As of March 31, 2022, the Company had 2,780,000 stock options outstanding (June 30, 2021: 2,780,000) with a weighted average expiration of 1.40 years (June 30, 2021: 2.15), which are exercisable into 2,780,000 common shares (June 30, 2021: 2,780,000) at a weighted average exercise price of USD$1.71 (June 30, 2021: USD$1.73).  All the outstanding stock options vested on their respective grant dates.

			As at				As at
Award & Vesting	Expiration	Exercise	June 30,				March 31,
Date	Date	Price	2021	Awarded	Cancelled	Exercised	2022
June 9, 2017	June 9, 2022	USD $0.66	900,000	-	-	-	900,000
March 26, 2019	March 26, 2024	CAD $1.00	580,000	-	-	-	580,000
March 19, 2021	March 19, 2024	CAD $3.60	1,300,000	-	-	-	1,300,000
Totals			2,780,000	-	-	-	2,780,000

Restricted share units (RSUs)

The fair value of RSUs is based on the grant-day intrinsic value of the shares that are expected to vest by the vesting date. Each RSU entitles the holder to receive a common share of the Company prior to, or on, its expiration date subject to achieving the performance criterion (“milestone”) prior to, or on, its vesting date.  The fair value is recorded in equity and expensed through profit and loss over the expected vesting period and is subject to remeasurement at the end of each reporting period based on the probability of achieving the milestone and adjustments for potential forfeitures.

As of March 31, 2022, the Company had 325,000 RSUs issued and outstanding (June 30, 2021: 475,000) with a weighted average expiration of 1.06 years (June 30, 2021: 1.40) which entitle the holders to receive 325,000 common shares (June 30, 2021: 475,000) for no additional consideration, subject to satisfying the vesting conditions.

			As at				As at
Award	Vesting	Vesting	June 30,				March 31,
Date	Condition	Date	2021	Awarded	Cancelled	Converted	2022
March 19, 2021	Employment	December 31, 2022	200,000	-	-	-	200,000
March 19, 2021	Plant commissioning	June 30, 2022	100,000	-	-	-	100,000
March 19, 2021	Offtake agreement	June 30, 2022	25,000	-	-	-	25,000
March 19, 2021	Financing milestone	May 17, 2021	150,000	-	(26,482)	(123,518)	-
Totals			475,000	-	(26,482)	(123,518)	325,000

During the nine months ended March 31, 2022, a total of $156,658 was expensed as share-based compensation for the vesting of RSUs (2021: $468,844) and 150,000 vested RSUs were converted into 123,518 common shares with a forfeiture of 26,482 common shares for the value of payroll deductions, which resulted in a reduction of capital of $70,190.

16

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

16. Segmented Reporting

The Company currently has two operating segments, consisting of mine development and the exploration and evaluation of mineral resources. No commercial revenues have been generated by the Company. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision‑makers and direct the allocation of resources to its segments.

The following is detailed information for each operating segment:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2022	2021	2022	2021
Revenues	$-	$-	$-	$-
Mine development expenses
Mineral claims (Madagascar)	52,275	13,532	(505)	(9,890)
Payroll and benefits	3,001	-	2,314	-
Engineering and metallurgical (Canada, South Africa)	-	9,835	-	-
Consulting fees (Madagascar)	(153,332)	101,415	9,798	27,476
Mine admin (Madagascar)	18,956	-	18,956	-
Travel	5,270	-	(4,784)	-
Total mine development expenses	(73,830)	124,782	25,779	17,586
Exploration and evaluation expenses
Mineral claims (Canada)	4,650	2,525	282	844
Mineral claims (Madagascar)	20,478	34,423	(249)	-
Engineering and metallurgical (Canada, South Africa)	9,191	-	-	-
Exploration camp and admin (Madagascar)	73,647	15,417	14,525	4,318
Total exploration and evaluation expenses	107,966	52,365	14,558	5,162
General and administrative expenses
Payroll and benefits	489,023	297,203	168,853	108,255
Consulting Fees	306,752	268,781	100,853	97,284
Legal Fees	29,671	71,892	(5,809)	32,348
Professional Fees	147,890	114,075	52,136	49,539
Public filing expenses	113,451	90,582	46,422	35,681
Travel expenses	45,642	2,743	16,716	436
Investor relation expenses	26,264	21,195	17,343	12,605
Insurance expenses	49,302	21,262	15,907	6,610
Rent expenses	6,597	14,880	-	5,105
Office and admin	263,934	21,305	190,566	9,206
Total general and administrative expenses	1,478,526	923,918	602,987	357,069
Share-based compensation	156,658	3,793,104	(141,519)	3,772,435
Amortization of plant and equipment	20,810	4,847	12,268	1,804
Lease finance costs	766	1,051	222	321
Foreign currency translation (gain) loss	(331)	(35,646)	63,042	(4,423)
Interest (income)	(134)	-	(43)	-
Interest expense	32	145	-	-
Sub-total before other items	1,690,463	4,864,566	577,294	4,149,954
Change in value of royalty obligation	400,299	-	269,972	-
Change in value of warrant liability	11,546,205	9,676,360	3,915,292	8,560,319
Change in value of production obligation	(48,472)	-	(48,472)	-
Net loss for the period	(13,588,495)	(14,540,926)	(4,714,086)	(12,710,273)
Other comprehensive income
Items that will be reclassified subsequently to net loss
Translation adjustment for foreign operations	(7,216)	(207)	62,587	1,617
Net loss and comprehensive loss for the period	$(13,595,711)	$(14,541,133)	$(4,651,499)	$(12,708,656)

17

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

16. Segmented Reporting (continued)

Limited amounts of cash and equipment are currently held in Madagascar and Mauritius. A significant amount of the assets under construction capitalized in Canada as property, plant, equipment is currently being assembled offshore and will be reclassified under Madagascar as it is delivered to Madagascar.

The following is detailed information by geographic region:

	Canada	Mauritius	Madagascar	Total
	$	$	$	$
Cash and cash equivalents	12,125,928	1,030	543,143	12,670,101
Amounts receivable	14,234	-	37,965	52,199
Prepaid expenses	55,994	-	3,156	59,150
Property, plant, and equipment	13,581,978	1,505	730,494	14,313,977
Total assets as at March 31, 2022	25,778,134	2,535	1,314,758	27,095,427

	Canada	Mauritius	Madagascar	Total
	$	$	$	$
Cash and cash equivalents	22,422,783	1,130	13,173	22,437,086
Amounts receivable	92,344	-	26	92,370
Prepaid expenses	52,428	-	546	52,974
Property, plant, and equipment	713,197	-	3,623,964	4,337,161
Total assets as at June 30, 2021	23,280,752	1,130	3,637,709	26,919,591

17. Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. Other related parties include companies controlled by key management personnel. Related parties include key management, which consists of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and the Senior Vice Presidents of the Company.

A transaction is considered a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value. Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

The following key management related party transactions occurred during the following reporting periods:

	Nine months ended	Nine months ended	Three months ended	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2022	2021	2022	2021
Payroll and benefits	$316,617	$315,713	$115,232	$128,236
Consulting fees	254,853	251,658	$84,823	84,684
Professional fees	21,264	12,429	$4,850	4,593
Share-based compensation	156,658	3,793,104	$(141,519)	3,772,435
Total	$749,392	$4,372,904	$63,386	3,989,948

The following key management related party balances existed as of the end of the following reporting periods:

	As of	As of
	March 31,	June 30,
	2022	2021
Amounts receivable from key management	$-	$17,007
Prepaid expenses to companies controlled by key management	$3,199	$6,949
Accounts payable due to key management	$550	$-
Accrued liabilities due to key management	$43,870	$64,503

18

NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

18. Capital Management

There were no changes in the Company's approach to capital management during the nine months ended March 31, 2022.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks.

The Company is not subject to any externally imposed capital requirements.

The Company has not generated any revenues from mineral property interests, which are still in the development, or exploration & evaluation stage.  To date, the Company has funded its operations by raising equity and obtaining a royalty financing agreement.  To minimize liquidity risk, the Company has implemented cost control measures including a construction budget and the minimizing of discretionary expenditures unless the project has sufficient economic or geologic merit.

The Company manages its capital structure (consisting of shareholders’ deficiency) on an ongoing basis and in response to changes in economic conditions and risk characteristics of its underlying assets.  Changes to the capital structure could involve the issuance of new equity, obtaining working capital loans, construction financing, issuing debt, the acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

Capital resource analysis

As of March 31, 2022, the Company had a working capital deficit of $42,484,978 (June 30, 2021: deficit of $24,147,490).  Excluding the $54,029,615 of warrant derivative liabilities that are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants, the Company had a working capital surplus of $11,544,637 (June 30, 2021: surplus of $21,233,443).

Although the Company has a working capital surplus excluding warrant derivate liabilities, a significant amount of working capital is expected to be utilized to complete construction of Phase 1 of the Molo Graphite Mine and related working capital, and for general and administrative expenditures and general working capital.

Completion of construction and plant commissioning is now expected in calendar Q3 2022 followed by a ramp up period of up to three months to achieve nameplate capacity. The Phase 1 capital cost budget is $24.0 million plus an additional $3.0 million for working capital.  As of March 31, 2022, the Company had capitalized construction costs of $11.4 million and expected to incur further construction costs of $12.6 million plus an additional $3.0 million for working capital.

As part of the royalty financing agreement, the Company will receive a further $3.0 million from Vision Blue upon achieving 80% of capital expenditures related to construction of the mine, which is expected to be reached on or around June 30, 2022. The Company expects to receive $0.63 million from the exercise of in-the-money warrants that are expiring on July 2, 2022.

As a result, the Company believes its capital resources are sufficient to complete construction of Phase 1 and related working capital but will require additional funding to cover general and administrative costs, technical studies, and general working capital over the next 12 months.  Should unexpected financial circumstances arise, the Company may choose to delay certain discretionary expenditures.  The Company may raise additional capital by issuing new equity, obtaining working capital loans, construction financing, or the exercise of outstanding warrants.  While the Company has been successful in obtaining funding in the past, there is no assurance that future financings will be available on terms acceptable to the Company. Based on management’s assessment of its past ability to obtain required funding, the Company believes it will be able to satisfy its current and long-term obligations as they come due.

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NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

19. Financial Instruments and Risk Management

Financial instruments are exposed to certain financial risks, which may include liquidity risk, credit risk, interest rate risk, commodity price risk, and currency risk:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while obtaining sufficient funding to meet its obligations as they come due.  The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  The main factors that affect liquidity include working capital requirements, capital-expenditure requirements, and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

None of the Company’s obligations have contractual maturities over the next 12 months, except the following:

•	Accounts payable and accrued liabilities, which are generally due within 30 days.
•	Minimum royalty payment obligations, which will be deferred until June 2023.
•	Warrant derivative liabilities, which are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants.

As of March 31, 2022, the Company had cash and cash equivalents of $12,670,101 (June 30, 2021: $22,437,086) to settle current liabilities of $1,236,813 (June 30, 2021: $1,348,987) excluding the $54,029,615 of warrant derivative liabilities (June 30, 2021: $45,380,933) that are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants. Although the Company is not exposed to liquidity risk, a significant amount of cash and cash equivalents is expected to be utilized over the next 12 months to complete construction of Phase 1 of the Molo Graphite Mine, for working capital requirements, technical studies, and for general and administrative expenditures.

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to amounts receivables.  The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions, whereas any offshore deposits are held with reputable financial institutions.

Interest rate risk

This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates.  The Company does not have any financial assets or liabilities that are subject to variable interest rates.

Commodity price risks

This is the sensitivity of the fair value of, and future cash flows generated from, mineral assets.  The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets.  Graphite is not a commodity product and therefore does not have an established forward pricing or futures market.  The Company does not have any mineral assets at the development or production stage carried at historical cost.  The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

Currency risk

This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those foreign currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. Due to the capitalization of costs related to the Molo Graphite Mine, the Company is increasing its sensitivity to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar whereby US dollar differences in assets, liabilities and equity are measured through other comprehensive income.

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NextSource Materials Inc. Notes to Unaudited Condensed Interim Consolidated Financial Statements For the nine and three months ended March 31, 2022 and 2021 (Expressed in US Dollars)

19. Financial Instruments and Risk Management (continued)

As of March 31, 2022, the Company estimated that a 10% decrease of the USD versus foreign exchange rates would result in a gain of $71,623 (June 30, 2021: gain of $1,463).

	As at	As at
	March 31,	June 30,
	2022	2021
Cash and cash equivalents (CAD)	$1,072,487	$1,011,996
Cash and cash equivalents (MGA)	506,772	$1,698
Amounts receivable (CAD)	14,234	73,707
Amounts receivable (MGA)	37,965	26
Accounts payable and accrued liabilities (CAD)	(44,098)	(137,329)
Accounts payable and accrued liabilities (MGA)	(18,671)	(30,574)
Accounts payable and accrued liabilities (ZAR)	(97,237)	-
Accounts payable and accrued liabilities (EUR)	-	(166,869)
Provisions (CAD)	(755,220)	(738,022)
Net foreign exchange exposure in USD	$716,232	14,633
Impact of 10% change in foreign exchange rates	$71,623	1,463

20. Subsequent events

On April 28, 2022, a total of 38,500 warrants priced at CAD$0.65 were exercised into 38,500 common shares for gross proceeds of $19,575.

On May 11, 2022, the Company granted the following under the LTIP Plan:

•	30,000 stock options exercisable at a price of CAD$2.50 for a period of three years
•	40,000 RSUs whereby the holder will receive 40,000 common shares subject to the vesting condition of being employed on July 14, 2022.
•	30,000 RSUs whereby the holder will receive 30,000 common shares subject to the vesting condition of achieving a performance milestone on July 14, 2022.

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